Exhibit 10.28

SEQUA CORPORATION

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN I

SECOND AMENDMENT

THIS SECOND AMENDMENT is made by Sequa Corporation (the "Company") to the Sequa Corporation Supplemental Executive Retirement Plan I, effective as of January 1, 1990 (the "Plan").

WITNESSETH

WHEREAS, the Company maintains the Plan; and

WHEREAS, the Company desires to amend the Plan to permit participants who terminated employment with the Sequa group on or before June 26, 2003 to elect within a window period ending October 31, 2003 to receive their total remaining benefit under the Plan in a single cash lump sum, not to exceed $50,000, in the amount of 75% of the present value of their remaining accrued benefit; and

WHEREAS, the Company may amend the Plan pursuant to Section 7.1 thereof;

NOW, THEREFORE, effective as of June 26, 2003, the Company hereby amends the Plan by deleting Section 4.3 of the Plan in its entirety and replacing it as set forth below. It is intended that the Plan, as amended from time to time, qualify as an unfunded plan, for the purposes of the Internal Revenue Code of 1986, as amended, and for the purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1).

4.3.   Form of Retirement Benefit.

(a)   At the election of the Participant, the Accrued Benefit under Sections 4.1 and 4.2 of this Plan may be paid in one of the forms set out below in this subsection (a). Such election shall be made on a form to be provided by the Employer and must be made no later than 30 days before the date on which the Participant commences participation in the Plan. Benefits under each form shall be paid in monthly installments. Except as provided in the next sentence, benefits under this subsection (a) other than under paragraph (1) shall be the Actual Equivalent of the Benefit described in paragraph (1). In the case of a Participant who was an active participant in the Sun Chemical Plan on December 31, 1988 and who elects to receive a Benefit described in paragraph (2) or (3) with his Spouse as the contingent annuitant, the Benefit described in paragraph (2) or (3) shall be one hundred ten percent (110%) of the Actuarial Equivalent of the Benefit described in paragraph (1).

(1) Life Annuity;

(2) Joint and 50% Survivor Annuity; or

(3) Joint and 100% Survivor Annuity.

(b) Notwithstanding subsection (a) above, a Participant who separates from service or retires with a vested Accrued Benefit shall be paid the Actuarial Equivalent of such benefit in a single sum if such Actuarial Equivalent does not exceed $5,000, or such other amount as may be determined under Section 5.03(a) of the Sequa Retirement Plan. If the Participant subsequently resumes participation in the Plan, such Participant's benefit at his later date of termination shall be reduced by his prior Accrued Benefit determined as of the date of his previous retirement or termination.

(c) Notwithstanding anything in this Section 4.3 to the contrary, a Participant with a vested Accrued Benefit who terminated employment with the Company and all its affiliates on or before June 26, 2003 may elect to receive his entire remaining vested Accrued Benefit, determined as set forth below, in a single lump sum, provided however that such single lump sum does not exceed $50,000. Such election shall be made within the period commencing on September 26, 2003 and ending on October 31, 2003 by completing and filing with the Employer a form to be provided by the Employer. A Participant's single lump sum benefit under this subsection (c) shall equal 75% of the present value of his remaining Accrued Benefit, calculated as of the first day of the month following the month in which he files his election with the Employer, using a discount rate of 6.75% and the 1983 Group Annuity Mortality 100% Male Table. Payment under this subsection (c) shall be made to the Participant as soon as administratively practicable following the filing of his election with the Employer. If the Participant subsequently resumes participation in the Plan, such Participant's benefit at his later date of termination shall be reduced by the benefits paid to him under this subsection (c).

IN WITNESS WHEREOF, this Second Amendment to the Sequa Corporation Supplemental Executive Retirement Plan I is hereby executed on this ____ day of September, 2003.

SEQUA CORPORATION

By:_____
      Jesse Battino
      Vice President Human Resources

SEQUA CORPORATION

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN I

THIRD AMENDMENT

THIS THIRD AMENDMENT is made by Sequa Corporation (the "Company") to the Sequa Corporation Supplemental Executive Retirement Plan I, effective as of January 1, 1990 (the "Plan").

W I T N E S S E T H

WHEREAS, the Company maintains the Plan; and

WHEREAS, the Company amended the Plan on September 25, 2003 to permit participants who terminated employment with the Sequa group on or before June 26, 2003 to elect within a window period ending October 31, 2003 to receive their total remaining benefit under the Plan in a single cash lump sum, not to exceed $50,000, in the amount of 75% of the present value of their remaining accrued benefit; and

WHEREAS, the Company desires to further amend the Plan to extend the window period to December 31, 2003; and

WHEREAS, the Company may amend the Plan pursuant to Section 7.1 thereof;

NOW, THEREFORE, effective as of October 30, 2003, the Company hereby amends the Plan by deleting Section 4.3 (c) of the Plan in its entirety and replacing it as set forth below. It is intended that the Plan, as amended from time to time, qualify as an unfunded plan, for the purposes of the Internal Revenue Code of 1986, as amended, and for the purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1).

4.3   Form of Retirement Benefit.

(c)   Notwithstanding anything in this Section 4.3 to the contrary, a Participant with a vested Accrued Benefit who terminated employment with the Company and all its affiliates on or before June 26, 2003 may elect to receive his entire remaining vested Accrued Benefit, determined as set forth below, in a single lump sum, provided however that such single lump sum does not exceed $50,000. Such election shall be made within the period commencing on September 26, 2003 and ending on December 31, 2003 by completing and filing with the Employer a form to be provided by the Employer. A Participant's single lump sum benefit under this subsection (c) shall equal 75% of the present value of his remaining Accrued Benefit, calculated as of the first day of the month following the month in which he files his election with the Employer, using a discount rate of 6.75% and the 1983 Group Annuity Mortality 100% Male Table. Payment under this subsection (c) shall be made to the Participant as soon as administratively practicable following the filing of his election with the Employer. If the Participant subsequently resumes participation in the Plan, such Participant's benefit at his later date of termination shall be reduced by the benefits paid to him under this subsection (c).

   IN WITNESS WHEREOF, this Third Amendment to the Sequa Corporation Supplemental Executive Retirement Plan I is hereby executed on this ____ day of October, 2003.


SEQUA CORPORATION


By:_____
  Jesse Battino
  Vice President Human Resources